UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13D-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. 5)*

The Pepsi Bottling Group, Inc.
(Name of Issuer)
Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)
713409100
(CUSIP Number)
12/31/08
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	713409100	Page	2	of	5	pages

1.	NAMES OF REPORTING PERSONS.
	PepsiCo, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	North Carolina

	5.	SOLE VOTING POWER

NUMBER OF		70,166,458

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		70,166,458

WITH:	8.	SHARED DISPOSITIVE POWER

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	70,166,458

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	33.18%*

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* See response to Item 4

Page	3	of	5	pages
Item 1 (a) Name of Issuer:
The Pepsi Bottling Group, Inc.
Item 1 (b) Address of Issuer’s Principal Executive Offices:
One Pepsi Way, Somers, New York 10589
Item 2 (a) Name of Person Filing:
PepsiCo, Inc.
Item 2 (b) Address of Principal Business Office or, if none, Residence:
700 Anderson Hill Road, Purchase, New York 10577
Item 2 (c) Citizenship:
North Carolina
Item 2 (d) Title of Class of Securities:
Common Stock, Par Value $.01 Per Share
Item 2 (e) CUSIP Number:
713409100
Item 3 If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
     (a) — (k) : Not applicable.

Page	4	of	5	pages
Item 4. Ownership.
PepsiCo, Inc. owns 70,066,458 shares of common stock and 100,000 shares of Class B common stock of the Issuer. Each share of Class B common stock of the Issuer is entitled to 250 votes per share and is convertible into one share of common stock.
(a)	Amount beneficially owned:

70,166,458.

(b)	Percent of class:

33.18% of the total shares of common stock.

40.22% of the total voting power, based on 250 votes per share of Class B common stock.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

70,166,458.

(ii)	Shared power to vote or to direct the vote

0.

(iii)	Sole power to dispose or to direct the disposition of

70,166,458.

(iv)	Shared power to dispose or to direct the disposition of

0.
     Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240. 13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable.

Page	5	of	5	pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2009
Date

/s/ Thomas H. Tamoney, Jr.
Signature

Thomas H. Tamoney, Jr. Vice President, Deputy General Counsel and Assistant Secretary
Name/Title